

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2021

Brendan Brennan
Chief Financial Officer
ICON public limited company
South County Business Park
Leopardstown
Dublin 18, Ireland

>   **Re: ICON public limited company**
>   **Registration Statement on Form F-4**
>   **Filed March 31, 2021**
>   **File No. 333-254891**

Dear Mr. Brennan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ross Sturman